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MAY 26 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 16, 2015 (MM/DD/YY) AND ENDING March 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Astor Ridge N.A. LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 39th Floor
(No. and Street)

N.Y.	N.Y.	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	N.Y.	N.Y.	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Astor Ridge N.A. LLP, as of May 23, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASTOR RIDGE N.A. LLP
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
As a public document

ASTOR RIDGE N.A. LLP

CONTENTS

RAICH
ENDE
MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partner of
Astor Ridge N.A. LLP
New York, NY

We have audited the accompanying statement of financial condition of Astor Ridge N.A. LLP as of March 31, 2017. This statement of financial condition is the responsibility of Astor Ridge N.A. LLP's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Astor Ridge N.A. LLP as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
May 23, 2017

ASTOR RIDGE N.A. LLP

Statement of Financial Condition

March 31, 2017
(Expressed in United States Dollars)

ASSETS:	
Cash	$ 89,587
Deposit with clearing broker	250,000
Property and equipment	74,022
Other assets	31,400
TOTAL ASSETS	$ 445,009

LIABILITIES AND PARTNERS' CAPITAL:	
Accounts payable and accrued expenses	$ 23,853
TOTAL LIABILITIES	23,853
Partners' capital	421,156
TOTAL LIABILITES AND PARTNERS' CAPITAL	$ 445,009

The accompanying notes are an integral part of this financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Astor Ridge N.A. LLP (the "Company", the "LLP", "or "ARNA") was organized on September 16, 2015 under the Limited Liability Partnerships Act of 2000 of England and Wales, as a limited liability partnership. The Company was approved and registered with the Securities and Exchange Commission ("SEC") on August 24, 2016. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a subsidiary of Astor Ridge LLP, a United Kingdom limited liability partnership regulated under the Financial Conduct Authority ("FCA"), a regulator for financial services firms and financial markets in the United Kingdom.

The security transactions which will be entered into on behalf of the Company's institutional customers will be cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company will be exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company will not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. As of March 31, 2017 the Company has not as yet commenced its brokerage operations.

The Company's commencement of operations has been delayed several times as a result of needing both FINRA and NFA (National Futures Association) registration in addition to a lengthy negotiation with its clearing broker. Those hurdles have now been accomplished and the Company has commenced its customer onboarding process and expects to commence full operations late in the second quarter of 2017.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The U.S. Dollar is the functional currency of the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. At March 31, 2017 the Company did not have any cash equivalents.

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation (FDIC).

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange

Property and Equipment

The Company records property and equipment at cost providing for depreciation at the time the assets are placed in service. The Company recorded the acquisition of property and equipment which have not yet been placed in service at March 31, 2017.

Deposit with Clearing Broker

The Company entered into a fully disclosed clearing agreement with a clearing broker on November 23, 2016. The Company made an initial security deposit agreed to by the Company and the clearing broker. At March 31, 2017 the Company had a clearing deposit of $250,000.

(Expressed in United States Dollars)

Note 2 - Net Capital Requirements

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that for the first year of a broker dealer the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At March 31, 2017, the Company had net capital of $315,734, which was $310,734 in excess of its net capital requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was .08 to 1 at March 31, 2017.

Note 3 - Income Taxes

The Company does not record a provision for federal and state income taxes because the partners report their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). Generally the Company is subject to examination by the major taxing authorities for the three year period prior to the date of these financial statements.

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded in the current year.

Note 4 - SIPC

The Company is exempt from the provisions of the rule 17a-5(e)(4) of the Securities Exchange Commission as of March 31, 2017. In accordance with the Securities Investors Protection Corporation ("SIPC") instructions to form SIPC 7 which indicate, in paragraph F, that Rule 17a-5(e)(4) requires only SIPC members who are not exempted from audit requirement and whose gross revenues are in excess of $500,000 to file supplemental report of independent registered public accounting firm on applying agreed – upon procedures. The Company is therefore exempt from the reporting requirements for the period August 26, 2016 (registration as a broker/dealer with the SEC) through March 31, 2017.

ASTOR RIDGE N.A. LLP
Notes to Financial Statement
March 31, 2017
(Expressed in United States Dollars)

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company's main office is in New York City. It has an office lease that expires September 30, 2018 with a monthly lease commitment of $13,737.

Note 6 - Subsequent Events

Management has evaluated subsequent events through May 23, 2017, the date this financial statement was available to be issued.